HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

September 25, 2012
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Era Anagnosti

Re:      Keyuan Petrochemicals, Inc.
Post Effective Amendment No.2 to Registration Statement on Form S-1Filed May 2, 2012
    File No. 333-170324

Dear Ms. Anagnosti:

This letter is provided in response to your letter dated May 9, 2012 regarding the above-referenced filings of our client, Keyuan Petrochemicals, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

Liquidity and Capital Resources, page 77

1.
You state that the loan agreements contain customary affirmative and negative covenants. Please tell us whether the loan agreements contain any financial covenants. If yes, please disclose the material terms. As for the related parties’ loan guarantees, please expand your disclosure to provide a materially complete description of the terms of the guarantees and describe the historical as well as prospective effects on the related parties and the impact the agreements have on the company’s current liquidity position. In addition, please file the loan agreements as exhibits to the registration statement or explain to us why you are not required to do so under term 601(b)(10) of Regulation S-K.

Response: Pursuant to your comment regarding financial convenants in loan agreements, we have expanded our disclosure to provide more details of the material terms of the financial convenants contained in the loan agreements as follows on page 96 of our registeration statement:

We have entered into loan agreements with our primary lenders, Bank of China, China Construction Bank, Agricultural Bank of China, etc. under which we have term loans. As of December 31, 2011, we had an aggregate principal amount of approximately $241.7 million outstanding under the loan agreements, with maturity dates from January 2012 to November 2012 and interest rates from 2.97% to 7.93% per annum. As of June 30, 2012, we had an aggregate principal amount of approximately $409.4 million in bank loans outstanding under the loan agreements, with maturity dates from July 2012 to June 2013 and interest rates from 1.57% to 7.93% per annum. Before we enter into  loan agreements with a lender, the lender will approve a comprehensive credit line which is the maximum amount of the loans we can obtain from the lender within a certain time period. The comprehensive credit line is usually secured by one or more third party guaranties or liens on our property and equipment, or a security deposit. Once the comprehensive credit line is approved, we will enter into an individual loan agreement with the lender each time we obtain a loan from the lender under the credit line. Therefore, we typically have multiple loan agreements under one comprehensive credit line with one lender as long as the credit limit has not been reached. Though different lenders have different forms for loan agreements,  loan agreements usually contain similar material terms such as the amount of a loan, the term of a loan, interest rate, etc. In addition, most loan agreements specify the purposes of loans, and lenders are permitted to monitor the use of loans and our business. The loan agreements generally do not require us to maintain specific ratios or working capital requirements. In the event that lenders observe the abnormal use of a loan or a substantial loss in our business or other event that could potentially have a substantial negative impact on our ability to repay loans on time, they can either amend or terminate the loan agreements, or request additional financial covenants to secure the loans. If we fail to repay loans in a timely manner, or fail to obtain  written consent from the lenders regarding extension/renewal applications, we may be subject to default interest or the loans may be canceled.   Historically, we have no record of default on any of our loans and, as a result, we do not anticipate that our loans will not be renewed when their terms expire.  However, we cannot guarantee that one or more of our loans will not be renewed or extended at the end of their terms, which could have a material negative impact upon our liquidity which could impact our ability to purchase raw materials, make upgrades and improvements to our infrastructure or otherwise negatively impact our business and operations.

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

Pursuant to your comment regarding related parties’ loan gurantees, we have expanded our disclosure in the registreation statement on page 97 as follows:

As of June 30, 2012, 37% of our bank loans (approximately USD $152,392,055) were guaranteed by our related parties. As of December 31, 2011, 34% of our bank loans (approximately USD $77,458,880) were guaranteed by related parties. Usually, a guaranty agreement is executed among a third party, a lender and us pursuant to a credit line approved by the lender. Though different lenders use different forms for loan guaranty agreements, loan guaranty agreements usually contain substantially similar terms. According to a loan guaranty agreement, the guarantor is jointly liable for all our debts to the lender under the corresponding loan agreements and the lender can bring  legal action against the guarantor for damages in the event there is a default or breach of any loan agreement under the credit line. The guaranty is independent of any loan agreement under the credit line and irrevocable. In addition, if the  credit line is extended or renewed, a written consent from the guarantor is required. Otherwise, the guarantor is only liable for loans under loan agreements that  were executed during the original term of the credit line. Beginning in January 2011, certain individual loan guarantors, some of whom are related parties, were paid a monthly fee of approximately 0.1% of the outstanding loan balances as compensation for their guarantees. Through December 31, 2010, no compensation was paid in respect of these guarantees. As of June 30, 2012,  approximately $2.7 million was accrued as compensation to these guarantors. Historically, all debts  have been repaid  by the Company in a timely manner. All short-term bank loans are revolving loans whose terms (at the due date of payment) are generally extended by the lender. As of December 31, 2011, we were in compliance with the terms of our loan agreements. As such, management expects most unpaid loan balances will be extended at their due dates. Depending on our capital needs, the Company evaluates whether to apply for additional long-term bank loans. The Company currently has sufficient lines of credit with its banks for both short-term and long-term borrowings.

Bank Loans guaranteed by related parties or certain parties as of December 31, 2011 and 2010 are as follows:

	Loan Guarantees provided during the year ended December 31		Bank loans guaranteed as of December 31
	2011	2010	2011	2010
Mr. Tao(1)	$12,396,800	$79,887,600	$34,628,000	$36,408,000
Jicun Wang and Sumei Chen(2)	$30,992,000	$-	$1,983,523	$12,136,000
Ningbo Kewei(3)	$34,091,200	$82,106,700	$29,700,067	$11,377,500
Ningbo Pacific(4)	$65,083,200	$-	$27,918,200	$16,687,000
Ningbo Hengfa(5)	$-	$-	$14,795,600	$36,256,300
ShangdongTengda(6)	$-	$-	$944,400
Ningbo Litong(7)	$81,136,800	$-	$61,632,077	$43,993,000

Bank Loans guaranteed by related parties as of June 30, 2012 and 2011are  as follows:

There were no guarantees for bank loans provided by related parties  during the three and six months ended June 30, 2012 and 2011.

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

Bank Loans guaranteed  as of June 30, 2012 are  as follows:

Bank loan guaranteed as of
June 30
2012
（Unaudited）
Mr. Tao(1)	$15,850,000
Jincun Wang and Chen(2)	1,902,000
Ningbo Kewei(3)	-
Ningbo Pacific(4)	18,318,901
Ningbo Hengfa(5)	14,899,000
Shandong Tengda(6)	951,000
Total	$51,920,901

Loan guarantees provided  by certain other parties as of June 30, 2012 and 2011 are  as follows:

	Loan guarantees provided during		Loan guarantees provided during
	the three months ended June 30		the six months ended June 30
	2012	2011	2012	2011
	（Unaudited）	（Unaudited）	（Unaudited）	（Unaudited）
Ningbo Litong(7)	$30,000,000	$-	$50,625,800	$-
Ningbo Kewei (3)	111,062,000	-	111,062,000	-

	$141,062,000	$-	$161,687,800	$-

Bank loans guaranteed by certain other parties as of June 30, 2012 are as follows:

Bank loans guaranteed As of
June 30
2012
（Unaudited）
Ningbo Litong	$55,586,521
Ningbo Keiwei	$43,524,897

(1)	Mr. Tao is a principal shareholder, the CEO and President of the Company.
(2)	Mr. Wang is a principal stockholder of the Company and Ms. Chen is his spouse.
(3)
Ningbo Kewei is a company controlled by Mr. Tao through September 2011. After control was transferred, Ningbo Kewei is included in transaction with  certain other parties beginning October 2011. The Company purchased raw materials of nil and $4,465,563 from Ningbo Kewei during the years ended December 31, 2011 and 2010, respectively, with no outstanding amount payable to Ningbo Kewei at December 31,2011 and 2010 in respect of these purchase transactions. The Company had short-term financing transaction with Ningbo Kewei in 2011 and 2010 of approximately $5,423,600 and $1,479,400, respectively.

(4)	Ningbo Pacific is 100% owned by Mr. Wang, a principal stockholder of the Company. The Company has no other transactions with Ningbo Pactific.
(5)	Ningbo Hengfa is wholly owned by Mr. Peijun Chen, a principal stockholder of the Company. The Company has no other transactions with Ningbo Hengfa.
(6)
Shangdong Tengda is wholly-owned by Mr. Peijun Chen. The Company had short-term financing transactiosn with Shangdong Tengda during the years ended December 31,  2011 and 2010 of  nil and approximately $2,219,100, respectively. Other than the short-term financing transactions and the loan guaranty, the Company has no other transactions with Shangdong Tengda.

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

(7)
Through October 2011, Ningbo Litong was a 12.75% nominee shareholder of Ningbo Keyuan. The Company sold finished products of $7,360,796 and $29,625,766 to Ningbo Litong during the years ended December 31, 2011 and 2010, respectively. Amounts received in advance from Litong were nil and $110,134 as of December 31, 2011 and 2010. The Company  purchased raw materials of $20,253,780 from Ningbo Litong during the year ended December 31, 2011. During the year ended December 31, 2010, the Company purchased raw materials of $18,994,104 from Ningbo Litong. Amounts prepayable to Litong were $2,740,970 and nil as of December 31, 2011 and 2010, respectively. During the three months ended June 30, 2012 and 2011, the Company sold finished products of $7,049,811 and nil to Ningbo Litong. During the six months ended June 30, 2012 and 2011, the Company sold finished products of $17,177,359 and $772,762 to Ningbo Litong. Amounts received in advance from Litong were $11,887,500 and $17,851, respectively as of June 30, 2012 and December 31, 2011. During the three months ended June 30, 2012 and 2011, the Company purchased raw materials of $8,778,079 and $9,536,282, respectively from Ningbo Litong. During the six months ended June 30, 2012 and 2011, the Company purchased raw materials of $9,223,950 and $9,536,282, respectively from Ningbo Litong.

In addition, we are filing as Exhibits to this registration statement loan agreements pursuant to which the amount of each loan exceeds 5% of the revenues for the corresponding interim period of three months as management considers that these are material contracts under term 601(b)(10) of Regulation S-K

Review, Approval and Ratification of Related Party Transactions, page 91

2.
We note your disclosure in Note 24,  page F-29 to your financial statements. Please revise to provide complete disclosure of all related party transactions required to be disclosed under Item 404 of Regulation S-K. The material economic terms of the relationships and transactions disclosed in Note 24 should be disclosed in appropriate detail in the prospectus to provide the information required by Item 11(n) of Form S-1. Also, please file the agreements governing the scope of the transactions disclosed in Note 24 or tell us why you are not required to do so under Item 601 (b)(10) of Regulation S-K.

Response: Pursuant to your comment,  we have included the disclosure of all related party transactions required to be disclosed under Item 404 of Regulation S-K on page 113 of this registration statement. In addition, we have reviewed our agreements with related parties and certain parties executed or effective during the 2011fiscal year and the three and six months ended June 30, 2012. We have transactions with related parties and certain parties including  purchases of raw material, sales of finished goods, loan guarantees, short-term financings and purchase of transportation services..

With regard to material purchase contracts, we are filing here with the template generally used when we enter into raw material purchase contracts with Ningbo Kunde and Ningbo Litong, which purchases accounted for approximately 6.1 %  and 6.48% of the Company’s raw materials purchases for the fiscal year 2011 and the six months ended June 30, 2012, respectively. However, please note that because the market price of raw materials may fluctuate significantly, we currently do not have any material contract with any raw materials supplier. All of our raw materials contracts are short-term contracts and are executed on an order-to-order basis, which is customary in the petrochemicals industry. Depending on our need for raw materials and the  prices we are able to negotiate with different suppliers, the amount of contracts we execute with a given supplier and the raw materials we purchase from a given supplier vary each quarter.

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

According to Item 601 (b)(10)(ii) of Regulation S-K,  “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:…(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to be material extent;…”. We believe the raw material purchase agreements we entered into with Ningbo Kunde and Ningbo Litong were made in the ordinary course of business. Each contract is considered immaterial in amount or significance as we are not purchasing the major part of our raw materials thereunder and our business is not substantially dependent on any one supplier contract. Therefore, we currently do not have any material contracts for the purchase of  raw materials with Ningbo Kunde and Ningbo Litong, which would be required to be filed pursuant to the item.

Ningbo Kunde and Ningbo Litong have provided us with the form of their contracts including terms such as delivery, transportation, method of payment, quality standards, etc. In each contract, raw material and quantity is specified based on our manufacturing needs for a particular order and price is determined based on market price. Though we believe that we do not currently have any material purchase contracts for raw materials as described in Item 601 (b)(10)(ii) of Regulation S-K, we are filing, as Exhibit 10.70 to this Registration Statement,   the form of contract being provided to us by Ningbo Kunde and Ningbo to demonstrate the type of contracts we typically enter into with them when purchasing raw materials.

Sales of finished products to related and/or certain other parties Ningbo Kunde and Zhenhai Jinchi and Ningbo Litong, were approximately $124,405,457 in the fiscal year 2011 and $70,021,288 in the six months ended June 30, 2012, accounting for 19.54 % and 19.04 % of total sales,  respectively,  in the corresponding periods. Pursuant to your comment, we have reviewed our sales with Ningbo Kunde, Zhenhai Jinchi and Ningbo Litong. We conduct market research with customers to investigate their future petrochemical needs for the next  one or two years, which helps us to estimate future demand for our production. We have been updating this information annually for the past several years. With regard to finshed products sale contracts, we enter into contracts with customers on an order-by-order basis, which is the same method used for raw material purchase contracts. For sales contracts, we provide customers with a form of contract including terms such as product specification, delivery, transportation, payment, quality standards and contract termination. In each contract, price is determined based on market price and the quantity is specified based on (1) the customer demand for a particular order and (2) our capacity to satisfy that particular order. We use the universal form of sale contracts for sales of our finished goods to all of our customers, including related parties and certain other parties. As we enter into sale contracts for each sale, we believe that we do not have any sales contracts as described in Item 601 (b)(10)(ii) of Regulation S-K. However, we are filing, as Exhibit 10.71 to this Registration Statement,  the form of sale contract to demonstrate the type of contracts we enter into with customers including Ningbo Kunde, Zhenhai Jinchi and Ningbo Litong.

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

With regard to loan guaranty agreements we entered into with related parties and certain other parties, we have filed, the loan guaranty agreements we executed with related parties and certain other parites for the three months ended June 30, 2012 in our Form 10-Q for the three months ended June 30, 2012. We are filing, as Exhibits 10.62-10.69 to this Registration Statement the loan guaranty agreements with our primary banks and our related parties and certain other parties that occurred during the year ended Decmber 31, 2011 and the three months ended March 31, 2012.

With regard to short-term financing, historically, we and certain related parties have provided each other with short-term financings, typically in the form of cash, bills receivable and bills payable. Specifically, we obtained short-term financing from Ningbo Litong, Jiangdong Deze and Ningbo Anqi of approximately $49,873,900 in fiscal year 2011 and provided short-term financing to those three parties of approximately $47,608,400 in fiscal year 2011. Those short-term financings were made to satisfy temporary working capital needs and were repaid within a short time frame. Each of the short-term financing transactions was not material in amount or significance. Furthermore, we did not enter into any formal written agreement for any of those transactions and we have ceased such practice since January 1,  2012. According to Item 601 (b)(10)(ii) of Regulation S-K,  “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:…upon which registrant’s business depends to be material extent;…”, Therefore, we do not have any material short-term financing agreements, which would be required to be filed pursuant to the item.

With regard to purchases of transportation services, we purchased transportation services of $1,665,831 during the six months ended June 30, 2012  and $3,059,216 during the fiscal year 2011 from Ningbo Xinhe. Ningbo Xinhe arranges transportation mainly for the Company’s domestic raw material purchases. We provide Ningbo Xinhe a form of transportation contract which includes terms such as product’s name, quantities, receiving and delivery system, carrying date and time limit, origin port, arrival port and recipient, shipping and transportation requirement, incidental expenses and settlement. According to our purchase orders for raw material, we execute a transportation contract with Ningbo Xinhe for each transportation service and the transportation fee is determined in each specified contract based on market conditions and production requirements.   As we execute transportation contracts for each transportation service,  , we believe that we do not have any transportation contracts as described in Item 601 (b)(10)(ii) of Regulation S-K. However, we are filing, as Exhibit 10.72 to this Registration Statement,  the form of transportation contract to demonstrate the type of contracts we enter into with Ningbo Xinhe  for its transportation services.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

HUNTER TAUBMAN WEISS

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

Cc: Chunfeng Tao

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com